                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 5)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                 CONRAIL INC.
                          (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                  (Bidders)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 208368 10 0
                    (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                NOT AVAILABLE
                    (CUSIP Number of Class of Securities)

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                          TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)
                               with a copy to:

                            RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000
                          CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*       AMOUNT OF FILING FEE**
                      $12,282,193,550                $2,456,439

* For purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), and Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares"), of Conrail Inc. (the "Company") at $110 net per share in cash. According to information included in the Solicitation/Recommendation Statement on Schedule 14D-9, dated October 16, 1996, filed by the Company with the Securities and Exchange Commission, on October 10, 1996, 80,178,281 Common Shares and 9,571,086 ESOP Preferred Shares were outstanding and 5,951,461 Common Shares were reserved for issuance pursuant to the Company's Long-Term Incentive Plans. Also according to such Schedule 14D-9, pursuant to a Stock Option Agreement, dated as of October 14, 1996, by and between the Company and CSX Corporation ("CSX"), the Company has granted CSX the option to purchase in certain circumstances up to 15,955,477 Common Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Atlantic Acquisition Corporation for such number of Shares.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:        $2,233,127           Filing Party:      Norfolk Southern Corporation and
                                                                       Atlantic Acquisition Corporation
Form or Registration No.:      Schedule 14D-1       Date Filed:        October 24, 1996

   This Amendment No. 5 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   Item 1 is hereby amended and supplemented by the following:

   (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Supplement is incorporated herein by reference.

   (c) The information set forth in Section 3 ("Price Range of Shares; Dividends") of the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   Item 3 is hereby amended and supplemented by the following:

   (a) and (b) The information set forth in the Introduction, Section 5 ("Background of the Offer; Contacts with the Company") and Section 6 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") of the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Item 4 is hereby amended and supplemented by the following:

   (a) and (b) The information set forth in Section 4 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   Item 5 is hereby amended and supplemented by the following:

   The information set forth in the Introduction, Section 5 ("Background of the Offer; Contacts with the Company") and Section 6 ("Purpose of the Offer and Merger; Plans for the Company; Certain Considerations") of the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   Item 7 is hereby amended and supplemented by the following:

   The information set forth in the Introduction, Section 5 ("Background of the Offer; Contacts with the Company") and Section 6 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") and Section 8 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   Item 10 is hereby amended and supplemented by the following:

   (b) The information set forth in the Introduction and Section 10 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") of the Supplement is incorporated herein by reference.

   (e) The information set forth in Section 8 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") of the Supplement is incorporated herein by reference.

   The information set forth in the Supplement and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(30) and
(a)(31), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended to add the following:

(a)(25) Charts sent on November 5, 1996 to certain coal customers of Parent

(a)(26) Intermodal Presentation made on November 5, 1996 to The Port Authority of New York and New Jersey and the New York State Department of Transportation

(a)(27)    Text of Press Release issued by Parent on November 5, 1996

(a)(28)    Text of Advertisement published on November 5, 1996

(a)(29)    Text of Press Release issued by Parent on November 6, 1996

(a)(30)    Supplement to Offer to Purchase, dated November 8, 1996

(a)(31)    Revised Letter of Transmittal

(a)(32)    Revised Notice of Guaranteed Delivery

(a)(33) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(34) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(35)    Summary Advertisement, dated November 8, 1996

(a)(36)    Text of Press Release issued by Parent on November 8, 1996

                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 1996


                                            NORFOLK SOUTHERN CORPORATION

                                            By: /s/ JAMES C. BISHOP, JR.
                                                -----------------------------
                                                Name: James C. Bishop, Jr.
                                                Title:  Executive Vice
                                                        President-Law




                                            ATLANTIC ACQUISITION CORPORATION

                                            By: /s/ JAMES C. BISHOP, JR.
                                                -----------------------------
                                                Name: James C. Bishop, Jr.
                                                Title:  Vice President and
                                                        General Counsel

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                                EXHIBIT INDEX

   EXHIBIT
   NUMBER                                        DESCRIPTION                                             PAGE
-----------  ---------------------------------------------------------------------------------         --------
   (a)(25)   Charts sent on November 5, 1996 to certain coal customers of Parent
   (a)(26)   Intermodal Presentation made on November 5, 1996 to the Port Authority of New York and New Jersey and the New York State Department of Transportation
   (a)(27)   Text of Press Release issued by Parent on November 5, 1996
   (a)(28)   Text of Advertisement published on November 5, 1996
   (a)(29)   Text of Press Release issued by Parent on November 6, 1996
   (a)(30)   Supplement to Offer to Purchase, dated November 8, 1996
   (a)(31)   Revised Letter of Transmittal
   (a)(32)   Revised Notice of Guaranteed Delivery
   (a)(33)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
   (a)(34)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees
   (a)(35)   Summary Advertisement dated November 8, 1996
   (a)(36)   Text of Press Release issued by Parent on November 8, 1996